Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2025

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of November 4, 2025, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and nine months ended September 30, 2025 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2024, and for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver, primarily from the Americas and Australia. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at November 4, 2025, our portfolio is comprised of 239 assets, consisting of 16 streams and 223 royalties.

The following charts highlight our recent quarterly performance:

Revenue ($M)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$74
$82
$94
$93
Q4 2024
Q1 2025
Q2 2025
Q3 2025

GEOs
30,000
29,000
28,000
27,000
26,000
25,000
24,000
23,000
22,000
27,864
28,761
28,682
27,037
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Operating Cash Flow ($M)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$63
$66
$76
$81
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Adjusted EBITDA[1] ($M)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$63
$71
$76
$79
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Net Earnings ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$-
$41
$46
$56
$62
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Adjusted Net Earnings[1] ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$-
$36
$41
$48
$49
Q4 2024
Q1 2025
Q2 2025
Q3 2025

1.	Adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	33
Development & Exploration[2]	206
Total	239
1.	Asset count as at November 4, 2025.
2.	Represents 52 development stage assets and 154 exploration stage and other assets.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate operating cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended September 30		Nine months ended September 30
Average Metal Prices/Exchange Rates	2025	2024	2025	2024
Gold (US$/oz)[1]	3,457	2,474	3,201	2,296
Silver (US$/oz)[2]	39.40	29.43	35.05	27.22
Exchange rate (US$/C$)[3]	1.3773	1.3641	1.3988	1.3604
1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The price of gold is inherently volatile and influenced by a variety of macroeconomic factors, including the U.S. dollar’s value, central bank activity, interest rates, inflation, supply and demand dynamics, and geopolitical events.  In recent periods, gold prices have shown relative resilience, supported by ongoing global economic uncertainty and inflationary pressures. Despite short-term fluctuations, gold’s role as a safe-haven asset remained strong amid changing interest rates and geopolitical tensions. Central banks’ continued diversification into gold further supported demand.

The U.S. Federal Reserve’s cautious approach to interest rate adjustments contributed to periods of price stability, with real yields playing a significant role in price movements. Additionally, sustained physical demand from major markets such as India and China reinforced market fundamentals.

This favorable gold price environment during the period has supported healthy margins and effective capital deployment within the mining industry. However, investors continue to monitor potential changes in monetary policy and global trade dynamics closely.

The market price of gold remains a key factor influencing the performance of our gold streams and related royalty interests. During the three months ended September 30, 2025, the gold price ranged from $3,299 to $3,827 per ounce, averaging $3,457 per ounce for the period, a 40% increase from the same period in the prior year. During the nine months ended September 30, 2025, the gold price ranged from $2,633 to $3,827 per ounce, averaging $3,201 per ounce for the period, a 39% increase from the same period in the prior year. As at September 30, 2025, the gold price was $3,825 per ounce (based on the LBMA PM fix).

Silver

Silver prices are also subject to volatile price movements, influenced by both investment demand and its substantial industrial use. As a key material in sectors such as electronics, renewable energy, and manufacturing, silver’s demand closely follows industrial activity. While silver has experienced greater price fluctuations than gold—due in part to supply chain challenges and variable industrial demand—its long-term outlook remains positive.

Overall, the market price of silver, impacted by factors similar to those affecting gold, plays an important role in the performance of our silver streams. During the three months ended September 30, 2025, the silver price reached all-time highs, ranging from $36.22 to $46.95 per ounce, averaging $39.40 per ounce for the period, a 34% increase from the same period in the prior year. During the nine months ended September 30, 2025, the silver price ranged from $29.41 to $46.95 per ounce, averaging $35.05 per ounce for the period, a 29% increase from the same period in the prior year. As at September 30, 2025, the silver price was $46.18 per ounce (based on the LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at September 30, 2025, there were no hedging programs in place for non-U.S. denominated dollar expenses. In the second and third quarter of 2025, the Company had a hedging program in place for non-U.S. dollar denominated payments related to the Orogen Royalties Inc. acquisition (refer to “Key Developments” in this MD&A for more details). This acquisition was completed on July 9, 2025 and the hedge positions were closed out.

Financial and Operating Highlights

Three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024

	Three months ended September 30,		Nine months ended September 30,
($ thousands except GEOs, per share metrics, and asset margin)	2025	2024	2025	2024
Financial measures:
Revenue	$93,456	$73,669	$269,788	$194,778
Gross Profit	64,059	36,663	176,329	108,826
Depletion	18,628	21,492	59,854	56,368
General Administration Costs	7,894	5,144	21,651	17,129
Impairment (reversal) charges and expected credit losses[1]	(1,800)	—	(4,300)	148,034
Net earnings (loss)	61,916	29,649	163,173	(64,364)
Net earnings (loss) per share – basic	0.30	0.15	0.81	(0.32)
Net earnings (loss) per share – diluted	0.30	0.15	0.80	(0.32)
Operating Cash Flow	81,366	61,798	223,335	150,030
Operating Cash Flow per Share	0.39	0.31	1.10	0.74
GEOs	27,037	29,773	84,480	84,759

Non-IFRS measures[2]:
Adjusted Net Earnings	49,292	28,327	137,904	73,411
Adjusted Net Earnings per Share - basic and diluted	0.24	0.14	0.68	0.36
Adjusted EBITDA	78,509	61,702	225,370	157,220
Free Cash Flow	81,366	61,798	223,335	150,030
Asset Margin	93%	92%	92%	92%
1.	Impairment reversals for the three and nine months ended September 30, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the nine months ended September 30, 2024 are largely due to impairments taken on the Nevada Copper Corp. (“Nevada Copper”) stream and related interests as well as impairments taken on the Elevation Gold Ltd. (“Elevation Gold”) stream and related interests.
2.	Adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2025 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

Our 2025 guidance is as follows:

●	Our GEOs sales guidance for 2025 is 105,000 to 115,000 ounces and is based on a gold to silver ratio of 85. Based on the same ratio for the fourth quarter, we expect to achieve sales between the midpoint and high-end of GEOs guidance for 2025.
●	We expect depletion expense in 2025 to be within our guidance range of $70 million to $80 million.
●	General administration costs in 2025 are expected to exceed the top end of our guidance range of $25 million due to non-cash, mark-to-market adjustments relating to stock-based compensation as a result of Triple Flag’s strong share price performance throughout the course of the year.

●	The Australian cash tax rate is expected to meet guidance of ~25%. Australian cash taxes are payable for Triple Flag’s Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.

Our 2025 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2025 will be within the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting period presented and to assist with the planning and forecasting of future operating results.

Three and nine months ended September 30, 2025, compared to three and nine months ended September 30, 2024

	Three months ended September 30,		Nine months ended September 30,
Revenue ($000s)	2025	2024	2025	2024
Stream and Related Interests
Northparkes	$36,698	$16,671	$93,664	$45,159
Cerro Lindo	15,359	17,298	54,067	50,997
Buriticá	7,131	4,538	14,300	9,955
Impala Bafokeng	4,707	3,416	14,053	9,881
Auramet	4,596	3,068	12,444	8,606
Bonikro	3,110	5,038	9,558	5,038
Agbaou	2,215	3,314	7,165	3,314
La Colorada	466	683	3,613	2,822
Altan Tsagaan Ovoo ("ATO")	—	3,936	2,690	9,716
Other	—	845	1,223	1,921
	$74,282	$58,807	$212,777	$147,409
Royalty Interests
Beta Hunt	$3,872	$2,725	$13,274	$8,614
Fosterville	2,579	3,102	8,073	7,385
Young-Davidson	2,312	1,760	6,147	4,691
Florida Canyon	2,172	1,123	5,509	3,334
Camino Rojo	1,392	1,570	5,434	4,361
Agbaou	1,288	405	4,340	2,012
Kensington	1,195	683	3,026	5,851
Stawell	970	985	2,908	2,342
Henty	1,085	600	2,333	1,471
Other	2,309	1,909	5,967	5,936
	$19,174	$14,862	$57,011	$45,997
Revenue from contracts with customers	$93,456	$73,669	$269,788	$193,406
Revenue – Other	$—	$—	$—	$1,372
Total	$93,456	$73,669	$269,788	$194,778

	Three months ended September 30,		Nine months ended September 30,
Revenue ($000s)	2025	2024	2025	2024
Gold	$67,972	$49,104	$194,291	$124,701
Silver	25,484	24,565	75,497	70,077
Total	$93,456	$73,669	$269,788	$194,778

The following tables reconciles Revenue with GEOs:

	2025
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30
Revenue	93,456	94,087	82,245	269,788
Average gold price per ounce	3,457	3,280	2,860
GEOs[1]	27,037	28,682	28,761	84,480
1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

		2024
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30
Revenue	73,669	63,581	57,528	194,778
Average gold price per ounce	2,474	2,338	2,070
GEOs[1]	29,773	27,192	27,794	84,759
1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

	Three months ended September 30,		Nine months ended September 30,
GEOs (ounces)	2025	2024	2025	2024
Stream and Related Interests
Northparkes	10,617	6,738	29,129	19,644
Cerro Lindo	4,443	6,991	16,894	22,160
Impala Bafokeng	1,362	1,381	4,424	4,323
Buriticá	2,063	1,834	4,409	4,263
Auramet	1,329	1,240	3,884	3,753
Bonikro	900	2,036	3,029	2,036
Agbaou	641	1,339	2,291	1,339
La Colorada	135	275	1,179	1,252
ATO	—	1,591	941	4,221
Other	—	342	378	862
	21,490	23,767	66,558	63,853
Royalty Interests
Beta Hunt	1,120	1,101	4,194	3,759
Fosterville	746	1,254	2,554	3,206
Young-Davidson	669	711	1,914	2,040
Camino Rojo	403	635	1,723	1,904
Florida Canyon	628	454	1,714	1,451
Agbaou	373	164	1,377	889
Kensington	346	276	946	2,741
Stawell	281	398	908	1,022
Henty	314	398	724	786
Other	667	615	1,868	2,445
	5,547	6,006	17,922	20,243
GEOs – Other	—	—	—	663
Total	27,037	29,773	84,480	84,759

	Three months ended September 30,		Nine months ended September 30,
GEOs (ounces)	2025	2024	2025	2024
Gold	19,664	19,845	60,986	54,278
Silver	7,373	9,928	23,494	30,481
Total	27,037	29,773	84,480	84,759

For the three months ended September 30, 2025, we sold 27,037 GEOs, a decrease of 9% from 29,773 GEOs sold for the same period in the prior year largely due to lower GEOs from Cerro Lindo and ATO driven by lower deliveries. This was partially offset by higher GEOs from Northparkes due to higher deliveries. For the nine months ended September 30, 2025, we sold 84,480 GEOs, in line with the 84,759 GEOs sold for the same period in the prior year. During the nine months ended September 30, 2025, there were higher GEOs from Northparkes due to higher deliveries, offset by lower GEOs from Cerro Lindo and ATO due to lower deliveries as well as lower royalties from Kensington compared to the same period in the prior year. GEOs from Cerro Lindo in the current year were also impacted by a higher ratio of gold to silver prices. GEOs from Kensington for the nine months ended September 30, 2024 included GEOs from the Kensington litigation settlement (See “Key Developments” in this MD&A).

Key Developments

Subsequent to September 30, 2025

Disposal of the 25% silver stream on El Mochito

On October 31, 2025, Triple Flag entered into a binding commitment agreement in respect of the full settlement of the outstanding amounts and deliveries of silver under the silver stream agreement with Kirungu, on the El Mochito mine in Honduras. Under the agreement, Triple Flag will receive 350,000 ounces of silver at closing and will receive 20 monthly deliveries of 25,000 ounces of silver subsequent to closing.

For the nine months ended September 30, 2025, and September 30, 2024

Acquisition of Minera Florida Royalties (1.5% and 0.8% net smelter returns (“NSR”) royalties)

On August 27, 2025, Triple Flag acquired a portfolio of royalties (the “Minera Florida Royalties”) on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions, and a 1.5 % NSR royalty on the Los Moscos and Piche concessions.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares (an approximate ownership interest of 11%) of Orogen Spinco. Subsequent to the acquisition, Orogen Royalties Inc. was renamed to Triple Flag Nevada Inc. and Orogen Spinco assumed the name of Orogen Royalties Inc.

On April 23, 2025, Triple Flag entered into foreign exchange forward contracts for the anticipated acquisition of Orogen, as announced on April 22, 2025.  These foreign exchange forward contracts, designated as cash flow hedges, had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing, net of tax, resulted in a gain of $1.1 million, which was recorded within mineral interests.

Acquisition of an additional 1.5% gross revenue (“GR”) royalty on the Johnson Camp Mine

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P (“Greenstone”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter of 2024.

Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the nine months ended September 30, 2024.

Operating Assets – Performance

Our business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Asset Performance — Streams and related assets (producing)

1.	Northparkes (Operator: Evolution Mining Limited (“Evolution”))

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at September 30, 2025, 90,767 ounces of gold and 1,197,102 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended September 30, 2025, we sold 9,699 ounces of gold and 69,630 ounces of silver delivered under the agreement. This compares to 5,816 ounces of gold and 63,735 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 10,617 for the three months ended September 30, 2025, compared to GEOs of 6,738 for the same period in the prior year, representing an increase of 58% period over period, driven by higher deliveries.

For the nine months ended September 30, 2025, we sold 26,885 ounces of gold and 180,885 ounces of silver delivered under the agreement. This compares to 16,950 ounces of gold and 206,803 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 29,129 for the nine months ended September 30, 2025, compared to GEOs of 19,644 for the same period in the prior year, representing an increase of 48% period over period, driven by higher deliveries.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. Evolution continues to expect higher-gold-grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024. As planned, production from the E48 SLC started in the second half of 2025, with this mining area expected to ramp up through 2026. A pre-feasibility study was completed in the first quarter of 2025, with a gold grade of 0.39 g/t Au for the E48 SLC. The outcome of this study is being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a previously disclosed reserve grade of 0.37 g/t Au.

2.	Cerro Lindo (Operator: Nexa Resources S.A. (“Nexa”))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at September 30, 2025, 18.2 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to begin at Cerro Lindo in 2026.

For the three months ended September 30, 2025, we sold 372,698 ounces of silver delivered under the agreement, compared to 576,744 ounces of silver delivered for the same period in the prior year. GEOs sold were 4,443 for the three months ended September 30, 2025, compared to GEOs of 6,991 for the same period in the prior year due to lower deliveries as well as a higher ratio of gold to silver prices during the three months ended September 30, 2025, as compared to the prior period.

For the nine months ended September 30, 2025, we sold 1,539,963 ounces of silver delivered under the agreement, compared to 1,845,843 ounces of silver delivered and sold for the same period in the prior year, driven by lower deliveries. GEOs sold were 16,894 for the nine months ended September 30, 2025, compared to GEOs of 22,160 for the same period in the prior year as a result of lower deliveries and a higher ratio of gold to silver prices during the nine months ended September 30, 2025, as compared to the prior period.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at September 30, 2025, 38,455 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended September 30, 2025, we sold 1,344 ounces of gold delivered under the stream agreement, compared to 1,376 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,362 for the three months ended September 30, 2025, compared to GEOs of 1,381 for the same period in the prior year.

For the nine months ended September 30, 2025, we sold 4,383 ounces of gold delivered under the stream agreement, compared to 4,319 ounces delivered and sold for the same period in the prior year. GEOs sold were 4,424 for the nine months ended September 30, 2025, compared to GEOs of 4,323 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Implats commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has advanced, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

4.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset and there is no step-down in stream rates. As at September 30, 2025, 2.3 million ounces of silver had been delivered under the stream agreement since inception.

For the three months ended September 30, 2025, we sold 174,020 ounces of silver delivered to the Company under the agreement, compared to 155,414 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 2,063 for the three months ended September 30, 2025, compared to GEOs of 1,834 for the same period in the prior year.

For the nine months ended September 30, 2025, we sold 389,485 ounces of silver delivered to the Company under the agreement, compared to 357,113 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 4,409 for the nine months ended September 30, 2025, compared to GEOs of 4,263 for the same period in the prior year.

Despite the ongoing presence of illegal miners, Buriticá continues to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

During the third quarter of 2025, Zijin Mining Group Co., Ltd. (“Zijin”) completed the spin-off of its overseas gold assets into a subsidiary known as Zijin Gold International Company Limited, which includes Buriticá as a cornerstone mine.

5.	Agbaou and Bonikro (Operator: Allied Gold Corp. (“Allied”))

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines operated by Allied (the “Allied Streams”). Under the stream agreements, we receive 3% of payable gold on each of the Agbaou and Bonikro mines until an aggregate of 29,000 ounces and 39,300 ounces, respectively, have been delivered, and 2% of payable gold thereafter. As at September 30, 2025, 4,140 ounces and 5,886 ounces have been delivered under the Agbaou and Bonikro stream agreements, respectively, since inception.

We also own a separate 2.5% NSR royalty interest on all gold production from the Agbaou mine.

For the three months ended September 30, 2025, we sold 609 ounces of gold delivered under the Agbaou stream agreement and 878 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, 1,313 ounces of gold were delivered under the Agbaou stream agreement and 2,000 ounces of gold under the Bonikro stream agreement. GEOs sold were 641 and 900 under the Agbaou and Bonikro streams, respectively, for the three months ended September 30, 2025 compared to GEOs of 1,339 and 2,036 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 373 for the three months ended September 30, 2025, compared to GEOs of 164 for the prior year.

For the nine months ended September 30, 2025, we sold 2,294 ounces of gold delivered under the Agbaou stream agreement and 3,024 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, we sold 1,313 ounces of gold delivered under the Agbaou stream agreement and 2,000 ounces of gold delivered under the Bonikro stream agreement. GEOs sold were 2,291 and 3,029 under the Agbaou and Bonikro streams, respectively, for the nine months ended September 30, 2025 compared to GEOs of 1,339 and 2,036 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 1,377 for the nine months ended September 30, 2025, compared to GEOs of 889 for the prior year.

Through 2026 and 2027, the operator expects to annually produce at least 87,000 ounces of gold at Agbaou and approximately 100,000 ounces of gold at Bonikro. Separately, Allied continues to advance initiatives to implement a centralized management model for both Agbaou and Bonikro, as both mines are contiguous to each other, with the two processing plants located only 20 km apart.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited (“Westgold”), effective August 1, 2024)

We own a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalties on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,120 for the three months ended September 30, 2025, compared to GEOs of 1,101 for the prior year. GEOs earned were 4,194 for the nine months ended September 30, 2025, compared to GEOs of 3,759 for the prior year.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Westgold expects the mine expansion project at Beta Hunt to deliver higher steady-state productivity by the first half of 2026.

Following the declaration of a maiden resource in June 2025, infill and extensional drilling to determine the potential scale of the Fletcher Zone continues to be advanced before its integration into a life of mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited (“Agnico Eagle"))

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia.

GEOs earned were 746 for the three months ended September 30, 2025, compared to GEOs of 1,254 for the prior year. GEOs earned were 2,554 for the nine months ended September 30, 2025, compared to GEOs of 3,206 for the prior year.

In February 2025, Agnico Eagle released an updated three-year outlook. The operator expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Technical evaluations and drilling are ongoing to evaluate the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027.

3.	Camino Rojo (Operator: Orla Mining Ltd. (“Orla”)

We own a 2% NSR royalty interest on oxide material at Orla‘s Camino Rojo mine in Mexico.

GEOs earned were 403 for the three months ended September 30, 2025, compared to GEOs of 635 for the prior year. GEOs earned were 1,723 for the nine months ended September 30, 2025, compared to GEOs of 1,904 for the prior year.

2025 production guidance for Camino Rojo of 95,000 to 105,000 ounces of gold is unchanged.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos”) Young-Davidson mine in Canada.

GEOs earned were 669 for the three months ended September 30, 2025, compared to GEOs of 711 for the same period in the prior year. GEOs earned were 1,914 for the nine months ended September 30, 2025, compared to GEOs of 2,040 for the same period in the prior year.

In October 2025, Alamos Gold Inc. revised 2025 production guidance for Young-Davidson to 160,000 to 165,000 ounces of gold (from 175,000 to 190,000 ounces previously).

Prepaid Gold Interests and Investments

The following table summarizes prepaid gold interests and investments as at September 30, 2025, and December 31, 2024:

	As at	As at
($ thousands)	September 30, 2025	December 31, 2024
Auramet [1]	$52,358	$46,082
Steppe Gold Ltd. ("Steppe Gold")[2]	2,570	3,457
Total Prepaid Gold Interests	$54,928	$49,539
Investments[3]	15,507	3,010
Total Prepaid Gold Interests and Investments	$70,435	$52,549
1.	The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at September 30, 2025, 28,750 ounces of gold remains to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
2.	On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as of September 30, 2025, was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute. For the three and nine months ended September 30, 2025, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the ATO mine in Mongolia under the signed Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International, a subsidiary of Triple Flag Precious Metals, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, Triple Flag International filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce requesting specific performance of the sale and delivery of the outstanding gold and silver, currently at 1,139 ounces of gold and 8,332 ounces of silver.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Condensed Consolidated Balance Sheets

The following table presents summarized consolidated balance sheet information as at September 30, 2025, and December 31, 2024:

	As at	As at
($ thousands)	September 30, 2025	December 31, 2024
Cash and cash equivalents	$8,914	$36,245
Other current assets	54,335	39,400
Non‑current assets	1,983,060	1,694,334
Total assets	$2,046,309	$1,769,979

Current liabilities	$37,745	$27,126
Debt	13,000	—
Other non‑current liabilities	14,307	7,133
Total liabilities	65,052	34,259
Total shareholders’ equity	1,981,257	1,735,720
Total liabilities and shareholders’ equity	$2,046,309	$1,769,979

Total assets were $2,046.3 million as at September 30, 2025, compared to $1,770.0 million as at December 31, 2024. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally includes cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2024 was largely driven by the acquisition of mineral interests, namely the royalty on the Arthur gold project, the Minera Florida royalties, the Tres Quebradas royalty and the Sierra Sun Streams, partially offset by the depletion of mineral interests.

Total liabilities were $65.1 million as at September 30, 2025, compared to $34.3 million as at December 31, 2024. Total liabilities consist largely of amounts payable and other liabilities, deferred tax liabilities and lease obligations. The Credit Facility was drawn by $13.0 million at September 30, 2025, and undrawn at December 31, 2024. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at September 30, 2025, was $1,981.3 million, compared to $1,735.7 million as at December 31, 2024. The increase in shareholders’ equity from December 31, 2024 largely reflects net earnings generated during the period and shares issued as part of the Orogen transaction, partially offset by dividends paid and shares repurchased under the Company’s Normal Course Issuer Bid (“NCIB”).

Shareholders’ Equity

As at September 30, 2025	Number of shares
Common shares	206,561,506
As at December 31, 2024	Number of shares
Common shares	201,211,843

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

In November 2024, Triple Flag renewed its NCIB. Daily purchases are limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October

31, 2024, (being 156,469 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,071,642 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025.

For the three and nine months ended September 30, 2025, the Company purchased nil and 488,600 of its common shares under the NCIB, respectively (2024: 92,700 and 375,800) for $nil and $8.0 million, respectively (2024: $1.5 million and $5 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at November 4, 2025, 206,561,506 common shares are issued and outstanding and stock options are outstanding to purchase a total of 1,218,882 common shares.

For the three and nine months ended September 30, 2025, we declared and paid dividends in United States dollars totaling $11.9 million and $34.0 million, respectively (2024: $11.1 million and $32.2 million). No shares were issued from treasury for participation in the Dividend Reinvestment Plan during the three and nine months ended September 30, 2025 (2024: nil).

Results of Operations Review

Condensed Interim Consolidated Statements of Income

The following table presents summarized condensed interim consolidated statements of income information for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
($ thousands except share and per share information)	2025	2024	2025	2024
Revenue	$93,456	$73,669	$269,788	$194,778
Cost of sales	(29,397)	(37,006)	(93,459)	(85,952)
Gross profit	64,059	36,663	176,329	108,826

General administration costs	(7,894)	(5,144)	(21,651)	(17,129)
Business development costs	(1,442)	(851)	(3,479)	(3,039)
Impairment reversal (charges) and expected credit losses	1,800	—	4,300	(148,034)
Operating income (loss)	56,523	30,668	155,499	(59,376)

Increase in fair value of investments and prepaid gold interests	13,013	1,780	25,546	5,526
Gain on disposition of mineral interests	1,356	—	1,356	—
Finance costs, net	(1,382)	(1,499)	(2,884)	(4,172)
Sustainability initiatives	(123)	(38)	(313)	(431)
Foreign currency translation (loss) gain	(490)	10	(465)	105
Other expenses	—	—	—	(1,766)
Other income (expense)	12,374	253	23,240	(738)
Earnings (loss) before income taxes	68,897	30,921	178,739	(60,114)
Income tax expense	(6,981)	(1,272)	(15,566)	(4,250)
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Weighted average shares outstanding – basic	206,044,876	201,456,258	202,626,906	201,282,930
Weighted average shares outstanding – diluted	206,656,475	202,069,853	203,128,137	201,282,930
Earnings (loss) per share – basic	$0.30	$0.15	$0.81	$(0.32)
Earnings (loss) per share – diluted	$0.30	$0.15	$0.80	$(0.32)

Three months ended September 30, 2025, compared to three months ended September 30, 2024

Revenue was $93.5 million, an increase of 27% from $73.7 million for the same period in the prior year. The increase was largely driven by $17.7 million higher revenue due to higher gold prices, $8.8 million higher revenue due to higher silver prices, partially offset by a $5.3 million decrease due to lower volume from streams and related interests, and $1.4 million decrease in revenue from lower volumes from royalties. Lower volumes from streams and related interests were driven by lower deliveries from the Cerro Lindo, ATO and Allied Streams, partially offset by higher deliveries from Northparkes. Lower revenue from royalties was largely due to lower attributable royalty ounces from Fosterville and Camino Rojo.

The average market gold price and actual gold sales volume for our streams and related interests were $3,457 per ounce, a quarterly record, and 13,911 ounces, respectively, compared to $2,474 per ounce and 13,638 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $39.40 per ounce and 616,348 ounces, respectively, compared to $29.43 per ounce and 812,097 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreement and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $29.4 million (including depletion) from streams and related interests and royalties, compared to $37.0 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Lower cost of sales was also driven by lower deliveries from the Cerro Lindo, ATO and Allied Streams, partially offset by higher deliveries from Northparkes.

Gross profit was $64.1 million, an increase of 75% from $36.7 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher stream deliveries from the Northparkes stream, partially offset by lower gross profit from the Cerro Lindo, ATO and Allied Streams due to lower deliveries.

General administration costs were $7.9 million, compared to $5.1 million for the same period in the prior year. Higher costs for the three months ended September 30, 2025 were largely due to higher mark-to-market remeasurements on share-based compensation due to a significant increase in the Company’s share price over the period. Mark-to-market remeasurements on share-based compensation for the three months ended September 30, 2025, were $3.8 million, compared to $0.4 million for the same period in the prior year.

Business development costs were $1.4 million, compared to $0.9 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment reversal was $1.8 million, compared to impairment charges of $nil for the same period in the prior year. The reversal of impairment charges related to the previous impairment taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process.

The increase in fair value of investments and prepaid gold interests for the three months ended September 30, 2025, was $13.0 million, compared to $1.8 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the period as well as mark-to-market adjustments on the Company’s investment in Orogen Spinco.

Finance costs, net were $1.4 million, compared to $1.5 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease is largely driven by lower interest charges on a lower average debt balance drawn during the period.

Income tax expense was $7.0 million, compared to $1.3 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the increase in fair value of investments and prepaid gold interests, combined with higher taxes driven by the current year sales mix.

Net earnings were $61.9 million, compared to $29.7 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices, partially offset by higher taxes.

Nine months ended September 30, 2025, compared to nine months ended September 30, 2024

Revenue was $269.8 million, an increase of 39% from $194.8 million for the same period in the prior year. The increase was largely driven by $40.5 million higher revenue due to higher gold prices, $18.7 million higher revenue due to higher silver prices, $14.4 million higher revenue due to higher volume from streams and related interests, partially offset by

$4.0 million lower volume from royalties. Higher volume from streams and related interests were driven by higher deliveries from Northparkes, as well as deliveries from the Allied Streams acquired during the third quarter of 2024, partially offset by lower deliveries from Cerro Lindo and ATO. Lower volume from royalties was largely due to lower attributable ounces from Fosterville and Dargues.

The average market gold price and actual gold sales volume for our streams and related interests were $3,201 per ounce, and 41,518 ounces, respectively, compared to $2,296 per ounce and 33,466 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $35.05 per ounce and 2.1 million ounces, respectively, compared to $27.22 per ounce and 2.5 million ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreements and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $93.5 million (including depletion) from streams and related interests and royalties, compared to $86.0 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Cost of sales for the nine months ended September 30, 2025, included $2.6 million of costs relating to gold delivered by ATO under the prepaid gold interest agreement, which was recorded at the prevailing market price. Higher cost of sales was also driven by higher gold and silver prices, as well as higher deliveries from the Northparkes stream and the Allied Streams, partially offset by lower deliveries from Cerro Lindo and ATO.

Gross profit was $176.3 million, an increase of 62% from $108.8 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher stream deliveries from Northparkes and the Allied Streams, partially offset by lower gross profit from the Cerro Lindo and ATO streams due to lower deliveries.

General administration costs were $21.7 million, compared to $17.1 million for the same period in the prior year. Higher costs for the nine months ended September 30, 2025 were largely due to higher mark-to-market remeasurements on share-based compensation due to a significant increase in the Company’s share price over the period. Mark-to-market remeasurements on share-based compensation for the nine months ended September 30, 2025, was $9.0 million, compared to $1.5 million for the same period in the prior year.

Business development costs were $3.5 million, compared to $3.0 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment reversal was $4.3 million, compared to impairment charges and expected credit losses of $148.0 million for the same period in the prior year. The reversal of impairment charges related to the previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the nine months ended September 30, 2024, was largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests as well as impairments and expected credit losses taken on the Elevation Gold stream and related interests.

The increase in fair value of investments and prepaid gold interests for the nine months ended September 30, 2025, was $25.6 million, compared to $5.5 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the period as well as mark-to-market adjustments on the Company’s investment in Orogen Spinco.

Finance costs, net were $2.9 million, compared to $4.2 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease is largely driven by lower interest charges on a lower average debt balance drawn during the period.

Income tax expense was $15.6 million, compared to $4.3 million for the same period in the prior year. The increase in income tax expense was due to taxes driven by the increase in fair value of investments and prepaid gold interests, combined with higher taxes driven by the current year sales mix. Prior year income tax included recovery due to impairment charges and expected credit losses.

Net earnings were $163.2 million, compared to a net loss of $64.4 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices, partially offset by higher taxes. The net loss in the prior period was primarily as a result of impairment charges and expected credit losses.

Condensed Interim Consolidated Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Operating cash flow before working capital and taxes	$77,146	$60,931	$224,326	$157,508
Income taxes paid	(1,971)	(1,858)	(8,485)	(6,735)
Operating cash flow before working capital	75,175	59,073	215,841	150,773
Change in working capital	6,191	2,725	7,494	(743)
Operating cash flow	81,366	61,798	223,335	150,030
Net Cash used in investing activities	(154,107)	(60,776)	(217,630)	(82,196)
Net Cash (used in) from financing activities	(67)	1,557	(33,027)	(61,593)
Effect of exchange rate changes on cash and cash equivalents	(48)	(40)	(9)	(18)
(Decrease) increase in cash during the period	(72,856)	2,539	(27,331)	6,223
Cash and cash equivalents at beginning of period	81,770	21,063	36,245	17,379
Cash and cash equivalents at end of period	$8,914	$23,602	$8,914	$23,602

Three months ended September 30, 2025, compared to three months ended September 30, 2024

Operating cash flow was $81.4 million, a quarterly record, representing an increase of 32% from $61.8 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests driven by higher realized metal prices.

Net cash used in investing activities was $154.1 million, compared to $60.8 million for the same period in the prior year. Net cash used in investing activities for the three months ended September 30, 2025, consisted largely of the cash component of the acquisition of Orogen Royalties and its 1.0% NSR royalty on the Arthur Gold project in Nevada for $126 million, partially offset by proceeds from the sale of equity investments and the $1.8 million Elevation Gold impairment recovery. Net cash used in investing activities in 2024 consisted of the acquisition of the Allied Streams and Allied initial ounces for $53.0 million and the acquisition of the Additional Tamarack Royalty for $8.0 million.

Net cash used in financing activities was $67.0 thousand, compared to net cash from financing activities of $1.6 million for the same period in the prior year. Net cash used in financing activities for the three months ended September 30,

2025 largely consisted of net proceeds from debt of $13.0 million, partially offset by dividend payments of $11.9 million and interest payments of $1.1 million. Net cash from financing activities for the third quarter of 2024 largely consisted of dividend payments of $11.1 million, shares purchased under the NCIB of $1.5 million and interest payments of $1.2 million, which was offset by net proceeds from debt of $15.0 million.

Nine months ended September 30, 2025, compared to nine months ended September 30, 2024

Operating cash flow was $223.3 million, an increase of 49% from $150.0 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams and related interests and royalties driven by higher realized metal prices and higher deliveries.

Net cash used in investing activities was $217.6 million, compared to $82.2 million for the same period in the prior year. Net cash used in investing activities for the nine months ended September 30, 2025, largely consisted of the cash component of the acquisition of Orogen Royalties and its 1.0% NSR royalty on the Arthur Gold project in Nevada for $127.9 million, the acquisition of the Sierra Sun streams for $35.0 million, the acquisition of the Tres Quebradas lithium royalty for $28.0 million, and the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine for $4.0 million, partially offset by proceeds from the sale of various equity investments and the $4.3 million Elevation Gold impairment recovery. Net cash used in investing activities in 2024 included the acquisition of the Allied Streams and Allied initial ounces for $53.0 million, the acquisition of the Additional Tamarack Royalty for $8.0 million, $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest, $2.8 million from the proceeds of disposal of investments and $2.0 million of funding for the Prieska royalty.

Net cash used in financing activities was $33.0 million, compared to net cash used in financing activities of $61.6 million for the same period in the prior year. Net cash used in financing activities for the nine months ended September 30, 2025, largely consisted of dividend payments of $34.0 million, shares purchased under the NCIB of $8.0 million, interest payments of $2.2 million and debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million. Net cash used in financing activities for the nine months ended September 30, 2024 largely consisted of $32.2 million of dividend payments, $22.0 million in net Credit Facility repayments, $5.0 million paid to purchase shares under the NCIB, and interest payments of $3.8 million.

Liquidity and Capital Resources

As at September 30, 2025, our cash and cash equivalents were $8.9 million, compared to $36.2 million as at December 31, 2024. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Interim Consolidated Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company renewed and upsized its Credit Facility on April 22, 2025. The Company has a Credit Facility of $700.0 million with an additional uncommitted accordion of up to $300.0 million for a total availability of up to $1.0 billion, maturing on April 22, 2029. As at September 30, 2025, the Credit Facility balance was $13.0 million.

Finance costs relating to the Credit Facility for the three months ended September 30, 2025, were $1.4 million, including interest charges, amortization of debt issue costs and standby fees. This compares to finance costs of $1.5 million for the three months ended September 30, 2024.

Finance costs relating to the Credit Facility for the nine months ended September 30, 2025, were $3.3 million, including interest charges, amortization of debt issue costs and standby fees. This compares to finance costs of $4.5 million for the nine months ended September 30, 2024.

The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at September 30, 2025, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

		2025		2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial measures:
Cash and cash equivalents	8,914	81,770	18,757	36,245	23,602	21,063	29,361	17,379
Total assets	2,046,309	1,848,480	1,794,055	1,769,979	1,773,227	1,740,847	1,903,556	1,894,464
Revenue	93,456	94,087	82,245	74,213	73,669	63,581	57,528	51,739
Net earnings (loss)	61,916	55,736	45,521	41,280	29,649	(111,437)	17,424	9,755
Earnings (loss) per share (basic and diluted)	0.30	0.28	0.23	0.20	0.15	(0.55)	0.09	0.05
Operating cash flow	81,366	76,114	65,854	63,473	61,798	49,357	38,875	37,644
Operating cash flow per share	0.39	0.38	0.33	0.32	0.31	0.25	0.19	0.19
GEOs	27,037	28,682	28,761	27,864	29,773	27,192	27,794	26,243

Non-IFRS measures[3]:
Adjusted Net Earnings	49,292	47,935	40,677	36,252	28,327	22,903	22,180	17,754
Adjusted Net Earnings per share	0.24	0.24	0.20	0.18	0.14	0.11	0.11	0.09
Adjusted EBITDA	78,509	76,166	70,694	62,980	61,702	49,553	45,964	41,017
Average gold price[4]	3,457	3,280	2,860	2,663	2,474	2,338	2,070	1,971
Average silver price[5]	39.40	33.68	31.88	31.38	29.43	28.84	23.34	23.20
1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	Adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the third quarter of 2025, we achieved record operating cash flow driven by higher metal prices and higher deliveries from Northparkes. We also completed the acquisition of Orogen Royalties and its 1.0% NSR royalty on the Arthur gold project in Nevada and acquired a portfolio of royalties on the Minera Florida gold mine in Chile. In the second quarter of 2025, we achieved record revenue driven by higher metal prices and higher deliveries from Northparkes, renewed and upsized our Credit Facility and acquired an additional 1.5% GR on the Johnson Camp Mine. In the first quarter of 2025, we completed the acquisition of the Tres Quebradas lithium royalty and the Sierra Sun streams. In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of an additional royalty on the Tamarack project. In the first quarter of 2024, we reached a settlement on the Kensington royalty litigation with Coeur, which subsequently began paying. In the fourth quarter of 2023, we acquired a GR on the Johnson Camp Mine, operated by Gunnison Copper.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of September 30, 2025, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[10]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[8]
1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
5.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

6.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
8.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

Investments in Stream and Royalty Interests

As of September 30, 2025, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation[3]	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[4]	Conditional upon certain conditions
1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	The contingent payments requirement to Newmont Corporation expired on October 28, 2025.
4.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$368	$710	$419	$—	$1,497
Lease interest[1]	87	98	19	—	204
Debt repayments[2]	—	—	13,000	—	13,000
Debt interest[2]	1,066	2,165	604	—	3,835
Standby charges on Credit Facility[2]	1,992	3,990	1,114	—	7,096
	$3,513	$6,963	$15,156	$—	$25,632
1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.
2.	Represents the Credit Facility, which matures on April 22, 2029.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under “Contractual Obligations and Commitments”.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of September 30, 2025.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three and nine months ended September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2025, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at September 30, 2025.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except share and per share information)	2025	2024	2025	2024
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Impairment (reversal) charges and expected credit losses[1,2]	(1,800)	—	(4,300)	148,034
Gain on disposition of mineral interests	(1,356)	—	(1,356)	—
Foreign currency translation loss (gain)	490	(10)	465	(105)
Increase in fair value of investments and prepaid gold interests	(13,013)	(1,780)	(25,546)	(5,526)
Income tax effect	3,055	468	5,468	(4,628)
Adjusted net earnings	$49,292	$28,327	$137,904	$73,411
Weighted average shares outstanding – basic	206,044,876	201,456,258	202,626,906	201,282,930
Weighted average shares outstanding – diluted	206,656,475	202,069,853	203,128,137	201,282,930
Net earnings per share - basic	$0.30	$0.15	$0.81	$(0.32)
Net earnings per share - diluted	0.30	0.15	0.80	(0.32)
Adjusted net earnings per share - basic and diluted	$0.24	$0.14	$0.68	$0.36
1.	Impairment reversals for the three and nine months ended September 30, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.
2.	Impairment charges and expected credit losses for the nine months ended September 30, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Operating cash flow	$81,366	$61,798	$223,335	$150,030
Acquisition of other assets	—	—	—	—
Free cash flow	$81,366	$61,798	$223,335	$150,030

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings (Loss) to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2025	2024	2025	2024
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Finance costs, net	1,382	1,499	2,884	4,172
Income tax expense	6,981	1,272	15,566	4,250
Depletion and amortization	18,714	21,578	60,110	56,629
Impairment (reversal) charges and expected credit losses[1,2]	(1,800)	—	(4,300)	148,034
Non-cash cost of sales related to prepaid gold interests and other	3,839	9,494	13,018	14,130
Foreign currency translation loss (gain)	490	(10)	465	(105)
Increase in fair value of investments and prepaid gold interests	(13,013)	(1,780)	(25,546)	(5,526)
Adjusted EBITDA	$78,509	$61,702	$225,370	$157,220
1.	Impairment reversals for the three and nine months ended September 30, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.
2.	Impairment charges and expected credit losses for the nine months ended September 30, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended September 30,		Nine months ended September 30,
($ thousands except Gross profit margin and Asset margin)	2025	2024	2025	2024
Revenue	$93,456	$73,669	$269,788	$194,778
Less: Cost of sales	(29,397)	(37,006)	(93,459)	(85,952)
Gross profit	64,059	36,663	176,329	108,826
Gross profit margin	69%	50%	65%	56%
Gross profit	$64,059	$36,663	$176,329	$108,826
Add: Depletion	18,628	21,492	59,854	56,368
Add: Non-cash cost of sales related to prepaid gold interests and other	3,839	9,494	13,018	14,130
	86,526	67,649	249,201	179,324
Revenue	93,456	73,669	269,788	194,778
Asset margin	93%	92%	92%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under “2025 Guidance” in this MD&A); expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests; statements relating to ongoing discussions, negotiations and proceedings with Steppe Gold and the results of those discussions, negotiations and proceedings (including any legal enforcement); and the expected benefits and deliveries under the Settlement Agreement. Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.